Mr. Austin Wood

Ms. Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

June 6, 2022

Re:	Ark7 Properties Plus LLC

Offering Statement on Form 1-A

Filed April 27, 2022

File No. 024-11869

Dear Mr. Wood and Ms. Long,

Thank you for your comments dated May 23, 2022, regarding the Offering Statement of Ark7 Properties Plus LLC (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Form 1-A Filed April 27, 2022

Summary, page 1

1.	Please revise the narrative disclosure accompanying the organizational chart to explain the timing, mechanics, sourcing and costs of properties to be held by each series. In this regard, we note the statement on page 1 that "an investor who acquires Series Interests in Series #WG13Z will only have assets, liabilities, profits and losses pertaining to the property located at 11679 W Madero Dr, Arizona City, AZ 85123." Please reconcile with what appear to be significant qualifications, such as (1) the provision in Section 5 of the Asset Management Agreement that the series will indemnify the manager and (2) the statement on page 4 that certain fees, costs and expenses incurred by the company will be borne by the several series and that "a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit."

The Company as amended its discussion following the organization chart to provide additional narrative disclosure to investors.

The Asset Management Agreement, Filed as Exhibit 6.2, has been updated to reflect that the indemnification applies to the specific property, Series #WGI3Z.

Further, the risk factor on page 4 has been amended to reconcile with investors only being responsible for a single series. The Managing Member will be responsible for any fees and expenses of a series that are not reimbursed as part of the offering of that series.

2.	Please include a summary of all fees to be reimbursed or paid to the manager and others, including the Sourcing Fee, Property Management Fee, $25,000 and other fees to Dalmore, etc. Explain how the Sourcing Fee and other amounts paid to related parties are calculated, including any markups, and the extent to which costs and fees may be higher than available from unaffiliated third parties. Also revise disclosures in your risk factors and in the Distributions section on page 27 to highlight, if true, that you and Ark7 determined the various fees internally without any independent assessment of comparable market fees, and as a result, they may be higher than those available from unaffiliated third parties. To provide clear disclosure of the amount of fees to be paid prior to any distributions for Series #WG13Z, please provide an illustrative example quantifying fees to be paid to affiliates and others prior to any cash distributions to investors and including disclosure of the underlying assumptions. For example, assumptions should be provided for the anticipated expenses and time period for the anticipated gross receipts, as well as the offering proceeds raised during such time period. Please also revise to provide the definition of "Free Cash Flow" in the context of your disclosure, rather than only including a cross reference to the Operating Agreement.

The Offering Circular has been amended to include a summary of all fees paid to be reimbursed or paid to the manager and others, including the Sourcing Fee, Property Management Fee, $25,000 and other fees to Dalmore.

A risk factor has been added to page 5 to state that Ark7 determined the fees internally without any independent assessment of comparable market fees. Further, the Distribution section on page 27 has also been amended to reflect the same.

Information regarding compensation and covering all fees to be paid to the manager, and the definition of free cash flow has been added to the section titled “Compensation of Directors and Executive Officers

Risks Relating to the Offering, page 6

3.	We note disclosure that you may not raise sufficient funds to accomplish your objectives in this offering. Please revise to clarify that if actual proceeds raised in the offering are less than the maximum, the proceeds available to pay the intercompany loan and other items in the use of proceeds table will also be lower and may result in lower distributions paid to investors.

A risk factor has been added on page 6 to state that if less than the maximum is raised, then the intercompany loan will remain outstanding, and service on that loan may result in lower distributions paid to investors.

4.	Disclosures regarding the intercompany loan indicate that it does not include the $25,000 necessary to improve the property or the $6,056 for your operating reserve. Please include risk factor disclosure to clarify that net proceeds of the offering will first be used to repay the intercompany loan to Ark7 rather than to improve the property or fund an operating reserve and describe the risk that you will not be able to fund these items if you do not sell the maximum offering and how this may impact the series’ ability to operate and the impact on investors.

A risk factor has been added on page 6 to state that if less than the maximum is raised, then the intercompany loan will remain outstanding, and service on that loan may result in lower distributions paid to investors

The company does not intend to hire an escrow agent . . . , page 6

5.	Disclosure in this risk factor suggests that an escrow for the offering proceeds will be administered by the company. Please clarify whether an escrow will be used for any of the offering proceeds and disclose the material terms of the escrow. As there is no minimum for this offering, the purpose of the escrow is unclear.

Disclosure has been amended on the cover page, page 6, and page 13 to clarify that there is no escrow account and no escrow agent.

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Plan of Distribution, page 11

6.	We note your disclosure that you intend to use your website, offering landing page and other written materials prepared by officers, directors, employees and advisors. Please clarify if these materials are the types of communications contemplated by Rule 255 and will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.

The Company confirms that no TTW materials have been used, and therefore, no materials have been filed as exhibits to the offering. In the event that the Company uses its website, offering landing page and other written materials prepared by officers, directors, employees and advisors, it will take the applicable measures to file all required documentation.

7.	Disclosure on page 11 states that you can reject any investor’s subscription for any reason. You also say that you intend to affect a close every 7 days, but then identify factors you will use to determine whether or not to undertake a closing, such as the amount of money contained in a “maintenance account,” the number of subscriptions received and whether a series has a loan payment due to a bank. Finally, you state that you will have a closing whenever you determine that a closing will be for the greatest benefit to the company. Please clarify when you will conduct closings, and explain what the “maintenance account” is. Note that if you have an undetermined time to process subscription requests and can reject a subscription for any reason, your offering may be considered to be a delayed offering rather than a continuous offering, which is not eligible to be made under Regulation A. Please see Rule 251(d)(3)(i)(F) of Regulation A and tell us why you believe your offering should not be viewed as a delayed offering.

Disclosure on page 11 has been updated to provide clarity on the subscription process and that there are no conditions to closing on any funds. Further, language has been added to clarify that subscriptions are processes and rejected for accuracy of investor representations, ability to transfer funds, and AML/KYC concerns, which do not result in a delayed offering.

Use of Proceeds, page 14

8.	Reconcile the amount of net proceeds of the offering as reflected in the first paragraph under “Series #WG13Z” and in the first full paragraph after the footnotes to the table, assuming the maximum is raised, after payment of brokerage commissions to Dalmore ($3,632) and expenses of the offering ($18,496). Also, state the amount and material terms, such as interest rate and maturity, of the Series #WG13Z intercompany loan, and clarify the items listed in the use of proceeds that are components of the indebtedness under the intercompany loan. Please also clarify the priority of payment, not only of the intercompany loan and the Sourcing Fee as you have done, but also the property improvements and the operating reserve. Disclose what other sources of funds will be utilized if proceeds of the offering are insufficient to repay the intercompany loan or to meet other uses listed in the table. See instructions 5 and 6 to Item 6 of Form 1-A.

The use of proceeds table, footnotes and discussion that follows has been updated to: (i) include terms of the intercompany loan, (ii) clarify items listed in the use of proceeds that are components of the indebtedness under the intercompany loan, the priority of payment and (iii) disclose what other sources of funds will be utilized if proceeds of the offering are insufficient to repay the intercompany loan or to meet other uses listed in the table.

Property Overview

Series #WG13Z, page 16

9.	We note disclosure on page 15 that Ark7 may decide to finance a portion of the purchase price of a property with mortgage or other third-party financing and then enter into an intercompany loan agreement with a series. Please clarify whether Ark7 financed any portion of the funds it loaned to Series #WG13Z, and if so, whether or not any interest in the property was pledged or mortgaged to the third party. We do note disclosure on page 15 that in general, the intercompany loans between Ark7 and a series will be unsecured.

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The Company updated language on page 16 to confirm that Ark7 did not finance any portion of the funds it loaned to the Series #WGI3Z.

Acquisition of the Madero Property, page 18

10.	We note your disclosure that Series #WGI3Z completed the acquisition of the Madero Property on April 15, 2022, and that prior to the acquisition, the property was owner occupied and was not operated as a rental income property. Please explain to us how you complied with the requirement to provide a pro forma balance sheet to reflect the acquisition.

The Company has included in the Offering Circular pro forma financials to reflect the acquisition.

Property Components & Capital Expenditures, page 18

11.	Reconcile disclosures here and under "Property Operations and Holding Period" to clearly explain whether or not you anticipate capital expenditures and the amount thereof. In this regard, you state both that you expect the final renovation cost for the property will total $25,000 and that you do not anticipate significant capital expenditures.

Disclosure on page 18 and under "Property Operations and Holding Period" has been amended to reflect that the Company anticipates the final renovation cost of $25,000 to be deemed a capital expenditure.

Property Operations and Hold Period, page 18

12.	Please clarify whether the anticipated “operating expenses” of $409.67 per month described in this section are the same as or are in addition to the “potential cost of maintenance and capital expenses as a percentage of rental income” described under “Property Components . . .” Clarify whether you anticipate any operating expenses in addition to the $409.67 per month.

Disclosure on page 18 and under "Property Operations and Holding Period" has been amended to reflect that the Company anticipates the final renovation cost of $25,000 to be deemed a capital expenditure. This amount is not reflected in the monthly anticipated “operating expenses” of $409.67.

Delegation, page 19

13.	You state that the Asset Manager will not have the authority to sell or encumber any underlying asset, but on pages 7 and 18 you state that Ark7, as Managing Member, will have the ability to determine whether to sell the Madero Property. Please reconcile, as Ark7 serves as both Asset Manager and Managing Member.

The Company has amended disclosure on page 19 to clarify that Ark7 serves as both the Asset Manager and Managing Member. In addition, the Company added a risk factor on page 5 to state the same and finally, disclosure on page 25 see - Interest of Management and Others in Certain Transactions” has been added to clarify that Ark7 serves as both the Asset Manager and Managing Member.

The Company's Property, page 21

14.	Please tell us if Ark7 Inc. owns any additional properties that have not been acquired by the registrant. To the extent Ark7 Inc. owns such properties, tell us if the registrant intends to acquire these properties.

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Disclosure has been added to page 21 to state that Ark7 does not own any additional properties that the Company has acquired or intends to acquire.

Liquidity and Capital Resources, page 22

15.	We note disclosure within this section that the company will raise funds through series offerings to acquire vacation rental properties. However, it appears this particular series offering, Series #WGI3Z, is for a single family residence to rent on a long term basis as disclosed on page 18. Please advise or reconcile this conflicting disclosure and also disclose whether the property for this specific series will be rented on a month to month or yearly basis.

The disclosure on page 22 has been amended to remove the language re: vacation rental properties.

Asset Management Agreement Between Ark7 Inc. and Series #WGI3Z, page 26

16.	We note disclosure here, and elsewhere in the filing, regarding the compensation to be paid to Ark7 Inc. under the Asset Management Agreement. Particularly, we note that Ark7 Inc. may be paid up to 15% of free cash flows of Series #WGI3Z as an asset management fee. However, in Exhibit 6.2, the Asset Management Agreement, section 7(a) provides that the asset management fee will be 10% of the free cash flows of Series #WGI3Z. Please reconcile this conflicting disclosure. Additionally, please revise your disclosure to provide the maximum annual fees payable to Ark7 Inc., how the specific percentage of free cash flows to be paid will be determined and whether there is a minimum percentage that must be paid annually. For example, based upon the disclosure, it appears that Ark7 Inc. can arbitrarily choose any percentage number up to 15% of free cash flows from Series #WGI3Z. Finally, reconcile disclosure on page 18 under "Property Manager" to clarify that the series, not the property manager, will bear the cost of the asset management fee.

The Company has amended the Asset Management Agreement to state that the asset management fee will be 15% of the free cash flows of Series #WGI3Z.

Disclosure on page 18 under "Property Manager" has been clarified to state that the series, not the property manager, will bear the cost of the asset management fee.

Interests of Management and Others in Certain Transactions, page 26

17.	We note that based upon the disclosure within the Form 1-A, Ark7 Inc. is both your Managing Member and the Asset Manager. Please provide prominent risk factor disclosure and disclosure within this section describing any conflict of interest this creates and related risks to the series and investors.

Disclosure has been added to page 26 to clearly state that Ark7 Inc. is both our Managing Member and the Asset Manager. The disclosure describes conflicts of interest this creates and the related risks to the series and investors.

Distribution Upon Liquidation of a Series, page 29

18.	Please identify the individual or entity with sole discretion over costs and liabilities that must be paid before a holder of an interest in a series being liquidated will receive their pro rata portion of the liquidation distribution.

Disclosure on page 29 has been added to clearly identify the Managing Member as the entity with sole discretion over costs and liabilities that must be paid before a holder of an interest in a series being liquidated will receive their pro rata portion of the liquidation distribution.

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General

19.	We note your risk factor on page 5 disclosing that future changes in tax laws may adversely impact investors. Please revise your offering circular to discuss the current treatment of each series for U.S. federal income tax purposes, including whether it will be classified as a separate entity and any specific classification elections you plan to make. Also, include disclosure in your offering circular as to the current material tax consequences to investors relating to the acquisition, holding and disposition of the series shares. In this regard, we also note disclosure in the “Overview” section on page 15 and elsewhere stating that investors will be entitled to the “potential tax benefits normally associated with direct property ownership.” Please disclose the nature of these benefits, and discuss the legal basis, including any applicable Treasury Regulation, for these benefits.

The Company has added a section titled “U.S. Federal Income Tax Considerations” to add information regarding the tax status of each series. In addition, the Company has added risk factors on page 6 have been added to further describe the risks.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Yizhen Zhao

Chief Executive Officer

Ark7 Properties Plus LLC

535 Mission Street, 14th Floor

San Francisco, CA 94105

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